Exhibit 99.2

February 14, 2025

Board of Directors

Adecoagro S.A.

Attn: Plinio Musetti, Chairman

Attn: Mariano Bosch, Chief Executive Officer

By Email

Dear Members of the Board:

Tether Investments, S.A. de C.V., a member of the Tether Group, which includes Tether International, S.A. de C.V. the issuer of USDT, the largest stablecoin with more than 400 million users (“Tether”) is pleased to submit the following proposal (the “Acquisition Proposal”) for Tether to acquire, by way of a takeover bid, tender offer or other mutually acceptable structure, such number of common shares, par value $1.50 per share (“Common Shares”), of Adecoagro S.A. (the “Company”), for cash consideration of $12.41 per Common Share (the “Purchase Price”), that would result in Tether collectively holding 51% of the outstanding Common Shares of the Company (the “Acquisition”).

The Purchase Price represents a premium of: (i) 26.6% over the closing price of Common Shares on February 13, 2025; (ii) 22.8% over the average closing price of Common Shares since November 13, 2024; and (iii) 19% over the average closing price of Common Shares since February 13, 2024. This also represents the highest price that Common Shares have traded since April 20, 2022.

Tether notes that: (i) the Company’s profitability has significantly declined, with 3Q24 adjusted EBITDA down 29% YoY and materially negative free cash flow of $23 million after dividend payments; (ii) the Company’s net debt has risen to $1 billion, with leverage increasing to 2.3x due to weaker earnings; and (iii) the Sugar, Ethanol & Energy and Farming segments have continued to decline driven by lower production volumes and rising costs. In light of the premiums described above and the aforementioned factors, Tether believes that the Acquisition Proposal is very attractive to the Company’s shareholders and will allow them to recognize an immediate and significant cash return on their Common Shares that are tendered and accepted for purchase pursuant to the Acquisition Proposal. If the Common Shares tendered will be greater than the maximum number which Tether is proposing to purchase pursuant to the Acquisition Proposal, customary proration provisions would be applied.

With respect to the Common Shares that will continue to be held by the public, Tcthcr also believes that the Acquisition Proposal will enhance their potential for long-term appreciation.

Tether firmly believes in establishing a partnership with the Company, which will unlock significant value through targeted strategic investment, technological innovation, and enhanced operational efficiency. The Company’s geographical footprint aligns well with Tether’s expanding presence in the region. South America is one of USDT’s fastest growing markets, driven largely by demand from across Argentina and Brazil owing to economic instability, volatile national currencies and perennial battles with inflation. Moreover, Tether’s commitment to clean energy, and blockchain technology aligns well with the Company’s efforts to maximise the sustainability of its Agribusiness.

With Tether’s support and targeted investments, the Company can easily overcome its current operational challenges, strengthening its market position, and driving long-term value creation, benefiting not only shareholders but all stakeholders. Tether anticipates that upon consummation of the Acquisition, the Company's senior management would be retained to help drive this new strategic plan for the Company.

Tether understands that an expeditious and efficient Acquisition will be in the best interests of the Company and its shareholders, and that a drawn-out or failed Acquisition may disrupt the Company’s business and its relationships with customers, suppliers, employees and others. Tether is prepared to work with the Company, its Board of Directors, the Company’s management team and Company counsel to negotiate, finalize and execute a definitive acquisition agreement, and complete its confirmatory due diligence investigation, as swiftly as possible.

Importantly, the Acquisition Proposal is not subject to any financing condition. Tether will fund the entire purchase price from its existing cash resources.

As part of its preliminary due diligence efforts, Tether has reviewed the Company’s reports and other documents filed with the U.S. Securities and Exchange Commission, and believes the Acquisition Proposal can be made with confidence in deal certainty, limited execution risk, and speed to close. Tether and its advisors will require the ability to conduct confirmatory due diligence in order for it to complete its evaluation of the Company and its business and operations.

In addition, based on information in the public filings, we understand that the Company’s significant landholdings in certain countries are subject to regulatory regimes that limit or otherwise regulate the ownership of land (including rural land) in such countries by foreign persons and entities. Accordingly, our obligation to consummate the Acquisition will be subject to local approvals and compliance with any such regulatory regimes, as well as all other laws and regulations that may be applicable to the Acquisition.

Tether is prepared to enter into a confidentiality agreement containing customary mutual confidentiality provisions, and is also requesting that the opportunity to negotiate the Acquisition Proposal with the Company be on an exclusive basis for thirty (30) days. We are prepared to send to you immediately upon request proposed forms of agreement providing for such confidentiality and exclusivity.

It is expressly understood that (i) this letter is not intended to, and does not, create or constitute a decision or an agreement to enter the Acquisition or any other transaction, or to enter into a set of definitive Acquisition agreements for such purpose, and (ii) neither Tether nor the Company will have any rights or obligations of any kind whatsoever in respect of the Acquisition Proposal or the Acquisition by virtue of this letter or any other written or oral expression by their respective representatives, other than as set out in the exclusivity and confidentiality agreements, unless and until a set of definitive Acquisition agreements is executed and delivered in relation thereto. Nothing in this letter is intended to limit the right of Tether to pursue unilaterally any course of action it deems appropriate to provide the Company’s shareholders with the opportunity to realize the value inherent in the Acquisition Proposal.

Again, Tether strongly believes that the Acquisition Proposal represents the best possible outcome for the Company’s current shareholders, both in the short-term or the long-term. Tether also believes that for the Company to effectively execute upon its strategic plan, it will require a partner with both capital to fund additional investment into its business and operations and significant operating human capital/expertise. Tether’s leadership team is available to meet with the Company’s Board of Directors and executive management team at your earliest convenience to discuss the Acquisition Proposal and a plan for moving forward with this transaction.

Please contact Giancarlo Devasini, Paolo Ardoino or Richard Heathcote with any questions regarding the Acquisition Proposal and the proposed transaction. Tether looks forward to hearing from the Company and is excited about the prospect of a transaction with the Company that will benefit the Company’s shareholders and enhance the long-term prospects of the Company.

Sincerely,

Tether Investments, S.A. de C.V.

By: /s/ Giancarlo Devasini

Name: Giancarlo Devasini

Title: Sole Administrator